

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



04009693

February 25, 2004

Donald G. Kilpatrick
Pillsbury Winthrop LLP
1540 Broadway
New York, NY 10036

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/25/2004

Re: FirstEnergy Corporation

Dear Mr. Kilpatrick:

This is in regard to your letter dated February 20, 2004 concerning the shareholder proposal submitted to FirstEnergy by Harold Mathis for inclusion in FirstEnergy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that FirstEnergy therefore withdraws its January 9, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

John J. Mahon
Attorney-Advisor

cc: Harold J. Mathis, Jr.
P.O. Box 1209
Richmond, TX 77406-1209

1031296



PILLSBURY WINTHROP LLP

1540 BROADWAY NEW YORK, NY 10036-4039 212.858.1000 F: 212.858.1500

February 20, 2004

Donald G. Kilpatrick
Phone: 212.858.1235
dkilpatrick@pillsburywinthrop.com

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Harold J. Mathis, Jr., for Inclusion in FirstEnergy Corp.'s 2004 Proxy Statement

Dear Sir or Madam:

Reference is made to our letter dated January 9, 2004 on behalf of FirstEnergy Corp., an Ohio corporation (the "Company"), requesting the concurrence of the staff of the Division of Corporation Finance that it will not recommend enforcement action if the Company omits a proposal (the "Proposal") submitted by Harold J. Mathis, Jr. (the "Proponent") from its proxy materials for its 2004 Annual Meeting of Shareholders.

On February 19, 2004, the Company received a letter from the Proponent withdrawing the Proposal after discussion and agreement with the Company. A copy of this letter is attached hereto as Exhibit A. As a result, we hereby withdraw our no-action request.

Thank you for your attention to this matter.

Very truly yours,

Donald G. Kilpatrick

cc: Gary D. Benz
David W. Whitehead
Harold J. Mathis, Jr.

Exhibit A

February 19, 2004

Mr. Harold J. Mathis, Jr.
P.O. Box 1209
Richmond, Texas 77406-1209

Dear Mr. Mathis:

I am confirming the telephone call that David Whitehead and I had with you today regarding your shareholder proposal relating to the elimination of our classified board structure. You have agreed to withdraw your proposal if we make the following disclosure in our proxy statement:

"A shareholder submitted a proposal for the 2004 Annual Meeting of Shareholders requesting that the Board of Directors take the steps necessary so that each director is elected annually. The shareholder withdrew the proposal based on the Board's decision to submit a proposal to shareholders at the 2004 Annual Meeting to declassify the Board. This proponent's name, address, and number of shares held will be furnished upon written or oral request to the Company."

We ask that you withdraw your shareholder by printing and signing this letter below and faxing it to me at 330-384-3866 either today or tomorrow morning. Thank you.

Sincerely,

Edward J. Udovich
Assistant Corporate Secretary

I hereby agree to withdraw my shareholder proposal submitted for inclusion in the proxy statement for the 2004 FirstEnergy Corp, Annual Meeting of Shareholders.



2-19-04

Harold J.Mathis, Jr. Date

I commend the board for sponsoring a binding resolution to elect all directors annually. Pursuant to today's telephone conversation it is worth noting that FirstEnergy, less than six weeks ago, not merely opposed my recommendation but actively worked through Pillsbury Winthrop L. L. P. to have it excluded from shareholder balloting at the 2004 annual meeting. Today, you are the proponent of a binding action that in effect seeks the same result.
Congratulations,
Harold Mathis



PILLSBURY WINTHROP LLP

1540 BROADWAY NEW YORK, NY 10036-4039 212.858.1000 F: 212.858.1500

February 9, 2004

Mark Lessard
Phone: 212.858.1564
mlessard@pillsburywinthrop.com

VIA MAIL AND E-MAIL

Martin P. Dunn, Deputy Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: No-Action Requests Relating to Shareholder Proposals Submitted by Pillsbury Winthrop LLP on Behalf of FirstEnergy Corp.

Dear Mr. Dunn:

Reference is made to eight separate letters dated January 9, 2004 (the "No-Action Requests") and sent by Don Kilpatrick of our offices on behalf of FirstEnergy Corp., an Ohio corporation (the "Company"), requesting the concurrence of the staff of the Division of Corporation Finance that it will not recommend enforcement action if the Company omits certain shareholder proposals from its 2004 proxy materials.

As you to noted to Don over the telephone on Thursday, there was no return address included in connection with the No-Action Requests. Please note that any correspondence relating to the No-Action Requests should be sent to the following address:

Donald G. Kilpatrick
Pillsbury Winthrop LLP
1540 Broadway
New York, NY 10036
(212)858-1235

We would be happy to provide a more detailed list and/or copies of the No-Action Requests at your request.

In addition, please note that the proposal by the United Brotherhood of Carpenters and Joiners of America (relating to the director election threshold) has been withdrawn by a letter dated February 6, 2004. A copy of that letter is attached.

Thank you for your attention to this matter.

Very truly yours,



Mark Lessard
Associate



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

cc:
AJAlexander
RHMarsh
CBSnyder
LLVespoli
DWWhitehead
GDBenz

from: EJUdovich

[SENT VIA FACSIMILE 330-384-5909]

February 6, 2004

David W. Whitehead
Corporate Secretary
FirstEnergy Corporation
76 South Main Street
Akron, Ohio 44308-1890

Re: Carpenter's Pension Fund Shareholder Proposal

Dear Mr. Whitehead:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby withdraw the Fund's shareholder proposal concerning the director election threshold issue submitted to FirstEnergy Corporation ("Company") on December 5, 2003. The Fund's action is based on the Company's opinion of counsel attached as Exhibit C to its January 9, 2004 letter to the U.S. Securities and Exchange Commission.

Sincerely,

Edward J. Durkin
Corporate Governance Advisor

cc. Douglas J. McCarron, Fund Chairman
Gary D. Benz, FirstEnergy, Assoc. General Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.